Annual Notice Dated May 1, 2026

TRANSACCUMULATOR® II
TRANSACCUMULATOR®

issued through
Separate Account VUL-6
by
Transamerica Life Insurance Company

AN INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Sales of this Policy were discontinued for new purchasers in 2009

This Annual Notice Document (“Notice”) provides certain updated information about the TransAccumulator® II and TransAccumulator® and (the “Policy”), a Flexible Premium Variable Universal Life Insurance Policy which is no longer available for purchase. Before January 1, 2009, the Policy was marketed as TransAccumulator® VUL.
Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable life offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VUL-6 (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893951707?site=VAVUL.

In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please contact us at 800-852-4678.

Your Policy prospectus dated May 1, 2009, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable life insurance Policies, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
administrative office
Our administrative office address is 6400 C St. SW, Cedar Rapids IA 52499-0001. Our phone number is 800-852-4678. Our administrative office serves as the recipient of all website (transamerica.com), telephonic and facsimile transactions, including, but not limited to transfer requests and premium payments made by wire transfer and through electronic credit and debit transactions (e.g., payments through direct deposit, debit transfers, and forms of e-commerce payments). Our hours are Monday – Friday 8:00 a.m. – 5:00 p.m. Central Time. Please do not send any checks, claims, correspondence, or notices to this office; send them to the mailing address listed on your statement.

beneficiary(ies)	The person or persons you select to receive the Policy’s death benefit.
cash value
At the end of any valuation period, the sum of your Policy’s value in the subaccounts and the fixed account. If there is a Policy loan outstanding, then the cash value includes any amounts held in our fixed account to secure the Policy loan.

death benefit proceeds
The amount we will pay to the beneficiary(ies) on the insured’s death. We will reduce the death benefit proceeds by the amount of any outstanding loan amount, including any accrued loan interest and, if the insured dies during the grace period, any charges that are due and unpaid.

fixed account
An allocation option other than the separate account to which you may allocate net premiums and cash value. We guarantee that any amounts you allocate to the fixed account will earn interest at a declared rate. The fixed account is part of our general account.

insured	The person whose life is insured by the Policy.
lapse
When life insurance coverage ends and the Policy terminates because you do not have enough value in the Policy to pay monthly deductions, the surrender charge, and any outstanding loan amount, including accrued loan interest, and you have not made a sufficient payment by the end of the Policy’s grace period.

mutual fund company(ies)
A management investment company registered with the SEC. The Policy allows you to invest in the portfolio companies (also known as underlying fund portfolios) of the mutual fund companies through our subaccounts.

Policy	The flexible premium variable life insurance Policy, a contract between us and you that describes the terms of your life insurance Policy.
portfolio company(ies)	Investment options made available by mutual fund companies under the Policy. Also referred to as underlying fund portfolio(s).
premiums	All payments you make under the Policy other than loan repayments.
specified amount	The amount of life insurance coverage under your Policy.
surrender charge	A charge you pay if you withdraw money from your Policy or fully surrender your Policy during certain defined time periods.
termination	When the insured’s life is no longer insured under the Policy or any rider, and neither the Policy (nor any rider) is in force.
we, us, our, the Company (Transamerica)	Transamerica Life Insurance Company.
you, your (Owner or policyowner)	The person entitled to exercise all rights as the owner under the Policy.

Summary of Recent Policy Changes

The information in this Notice is a summary of certain Policy features that have changed since the last Prospectus, as supplemented. This may not reflect all of the changes that have occurred since you entered into your Policy.

• For changes in the names of certain portfolio companies and/or advisers/sub-advisers please refer to Appendix: Portfolio Companies Available Under the Policy.

• For updated portfolio expense information please refer to “Important Information You Should Consider About This Policy” and Appendix: Portfolios Available Under the Policy.

• For updated portfolio company performance information please refer to Appendix: Portfolio Companies Available Under the Policy.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY
Your Policy prospectus dated May 1, 2009, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

FEES AND EXPENSES				Location in Prospectus
Are There Charges for Early Withdrawals?
Yes. If you withdraw (or surrender) money from your Policy during the first 12 Policy years, you will be assessed a surrender charge. The maximum surrender charge depends on when your Policy was issued but will not be greater than $42.70 per $1,000 of the Policy’s initial specified amount (or increase in specified amount) for TransAccumulator II or $45.50 for TransAccumulator .
For example, if you purchased a Policy with an initial specified amount of $300,000 and were to withdraw $100,000 during the surrender charge period (and assuming that the Policy’s specified amount had not been increased), the maximum surrender charge would be $4,270 for TransAccumulator II or $4,550 for TransAccumulator.
Tables of Fees and Expenses Charges and Deductions - Surrender Penalty
Are There Transaction Charges?
Yes. In addition to surrender charges for early withdrawals, you may also be charged for other transactions. There may be front-end loads on premium payments, charges for transfers between investment options, and administrative charges for withdrawals.
We reserve the right to deduct a charge for special services, including overnight delivery and wire service fees.
Tables of Fees and Expenses Charges and Deductions
Are There Ongoing Fees and Expenses (annual charges)?
Yes. In addition to surrender charges and transaction charges, an investment in the Policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the Policy and the cost of optional benefits available under the Policy, and that such fees and expenses are set based on characteristics of the insured (e.g., age, sex, and rating classification). You should view the schedule page of your Policy for rates applicable to your Policy.

These fees and expenses do not reflect any advisory fees paid to financial intermediaries from the Policy value or other assets of the Owner; if such charges were reflected, the fees and expenses would be higher.

You will also bear expenses associated with the portfolios under the Policy to which you have allocated cash value, as shown in the following table:
Tables of Fees and Expenses Charges and Deductions Appendix: Portfolio Companies Available Under the Policy.
	Annual Fee	Minimum	Maximum
	Portfolio Company[1] (fund fees and expenses)	0.29%	1.80%
1As a percentage of Portfolio Company assets.
RISKS				Location in Prospectus
Is There a Risk of Loss From Poor Performance?	Yes. You can lose money by investing in this Policy, including loss of principal.			Risks – Poor Investment Performance

Is this a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
The Policy is designed to help meet long-term financial objectives by paying a death benefit to family members or other beneficiaries. The benefits of tax deferral also mean the Policy is more beneficial to investors with a long-term investment horizon. You may pay substantial charges if you take withdrawals or fully surrender the Policy during the surrender charge period.
Risks – Product not Suitable as a Short-Term Investment Vehicle
What Are the Risks Associated with Investment Choices?
  An investment in the Policy is subject to the risk of poor investment performance. The investment performance of your Policy can vary depending on the performance of the investment options that you choose.
  Each investment option (including the fixed account option) has its own unique risks.
  You should review the investment options carefully before making an investment decision.
Risks
What are the Risks Related to the Insurance Company?
An investment in the Policy is subject to the risks related to Transamerica Life Insurance Company. Any obligations (including under the fixed account option), guarantees, and benefits under the Policy are subject to our claims-paying ability. More information about Transamerica Life Insurance Company, including our financial strength ratings, is available by visiting transamerica.com or calling toll-free 800-852-4678.
Transamerica, the Fixed Account, the Separate Account and the Portfolios
Is there a Risk of Contract Lapse?
Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause the Policy to lapse. There are costs associated with reinstating a lapsed Policy. Death benefits will not be paid if the Policy has lapsed.
Risks – Policy Lapse Lapse and Reinstatement
RESTRICTIONS	Location in Prospectus
What are the Restrictions on the Investment Options?
  There may be a $25 charge for each transfer in excess of 18 transfers per Policy year.
  We reserve the right to remove or substitute portfolios as investment options under the Policy.
  At least 90 days must elapse between transfers from the fixed account and the maximum that may be transferred is the greater of 25% of the portion of the accumulation value in the fixed account.
Tables of Fees and Expenses Transamerica, the Fixed Account, the Separate Account and the Portfolios - Addition, Deletion, or Substitution of Portfolios Transfers
What Are the Optional Benefits?
  Supplemental insurance benefits are available only to insureds within certain age ranges, are subject to minimum and/or maximum specified amounts, and are subject to termination conditions.
  Certain benefits cannot be elected after Policy purchase.
  Certain benefits cannot be elected in combination with other benefits.
  We may stop offering an optional benefit at any time.
Benefits - Optional Benefits - Riders and Endorsements
TAXES	Location in Prospectus

What Are the Policy’s Tax Implications?
  You should consult with a tax professional to determine the tax implications of an investment in and payments received under the Policy.
  If you purchased the Policy through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral.
  Earnings on your Policy are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59½.
Federal Tax Considerations
CONFLICT OF INTEREST	Location in Prospectus
How Are Investment Professionals Compensated?
Your investment professional may receive compensation for selling this Policy to You, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Capital, Inc.), the principal underwriter, may share the revenue we earn on this Policy with Your investment professional’s firm. In addition, we may pay all or a portion of the cost of affiliates’ operating and other expenses.

This conflict of interest may influence Your investment professional to recommend this Policy over another investment for which the investment professional is not compensated or compensated less.
Distribution - Compensation to Broker-Dealers Selling the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to offer you a new Policy in place of the one you already own. You should only exchange your Policy if you determine, after comparing the features, fees, and risks of both Policies, that it is preferable for you to purchase the new Policy rather than continue to own your existing Policy.
Distribution - Compensation to Broker-Dealers Selling the Policies The Policy

Appendix: Portfolio Companies Available Under The Policy
The following is a list of portfolio companies available under the Policy, which are subject to change as discussed in this prospectus.

More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at: http://dfinview.com/Transamerica/TAHD/893951707?site=VAVUL.You can also request this information at no cost by calling our administrative office at 800-852-4678.
The current expenses and performance information below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your Policy may charge. Expenses would be higher and performance would be lower if these other charges were included. Each portfolio’s past performance is not necessarily an indication of future performance.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser(1)	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks long–term growth of capital.	AB Large Cap Growth Portfolio- Class B Advised by: AllianceBernstein L.P	0.90%	12.85%	11.76%	15.88%
Long–term growth of capital.	AB Relative Value Portfolio- Class B(2) Advised by: AllianceBernstein L.P	0.86%	10.2%	11.15%	10.3%
To provide capital appreciation and current income.	Alger Growth & Income Portfolio- Class I-2 Advised by: Fred Alger Management, Inc.	0.76%	20.82%	15.51%	14.58%
Seeks investment results that are greater than the total return performance of publicly traded common stocks of medium–size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index (S&P 400 Index).	BNY Mellon Investment Portfolios: MidCap Stock Portfolio- Initial Shares(2) Advised by: BNY Mellon Investment Adviser, Inc. Sub-Adviser: Newton Investment Management North America, LLC	1.12%	10.07%	9.67%	8.78%
To seek long–term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Initial Shares(2) Advised by: BNY Mellon Investment Adviser, Inc.	0.66%	15.97%	11.93%	13.56%
Seeks long–term capital growth consistent with the preservation of capital. Its secondary goal is current income.	BNY Mellon VIF: Appreciation Portfolio- Initial Shares Advised by: BNY Mellon Investment Adviser, Inc. Sub-Adviser: Fayez Sarofim & Co., LLC	0.85%	10.07%	9.37%	12.92%
Seeks capital growth.	BNY Mellon VIF: Opportunistic Small Cap Portfolio- Initial Shares Advised by: BNY Mellon Investment Adviser, Inc. Sub-Adviser: Newton Investment Management North America, LLC	0.83%	10.99%	4.26%	7.83%
Seeks long–term capital appreciation.	Fidelity® VIP Contrafund® Portfolio- Service Class 2* Advised by Fidelity Management & Research Company	0.79%	21.24%	15.08%	15.49%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity VIP Equity Income Portfolio*- Service Class 2* Advised by; Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc	0.71%	18.75%	12.23%	11.32%

Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.	Fidelity VIP Index 500 Portfolio -Service Class 2 Advised by: Fidelity Management & Research Company Sub-Advisers: FMR Co., Inc.; Geode Capital Management, LLC	0.34%	17.48%	14.03%	14.42%
Long-term total return.	Franklin Small Cap Value VIP Fund- Class 2(2) Advised by: Franklin Mutual Advisers, Inc	0.92%	7.65%	8.86%	9.81%
Long–term capital growth.	Franklin Small-Mid Cap Growth Fund - Class 2 Advised by: Franklin Advisers, Inc.	1.09%	2.52%	1.03%	9.89%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund- Series I Advised by: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long–term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio- Service Shares Advised by: Janus Henderson Investors US, LLC	0.87%	14.82%	8.21%	9.86%
Seeks long–term growth of capital.	Janus Henderson Global Research Portfolio- Service Shares Advised by: Janus Henderson Investors US, LLC	1.07%	20.6%	12.23%	12.64%
To seek capital appreciation.	MFS® Growth Series- Initial Class(2) Advised by: MFS® Investment Management	0.74%	12.19%	11.1%	15.6%
To seek capital appreciation.	MFS® Investors Trust Series- Initial Class(2) Advised by: MFS® Investment Management	0.82%	13.57%	11.33%	12.49%
To seek capital appreciation.	MFS® Research Series- Initial Class Advised by: MFS® Investment Management	0.82%	12.85%	11.15%	12.93%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	MS VIF Emerging Markets Equity Portfolio-Class 1(2) Advised by: Morgan Stanley Investment Management Inc.	1.28%	32.96%	4.37%	7.27%
To seek total return.	MS VIF Global Strategist Portfolio-Class 1(2) Advised by: Morgan Stanley Investment Management Inc.	1.8%	17.4%	5.31%	6.85%
To seek maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO Real Return Portfolio- Administrative Class Advised by: Pacific Investment Management Company LLC	1.39%	7.85%	1.21%	3.21%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	Transamerica Aegon Bond VP – Initial Class Sub-Advised by: Aegon USA Investment Management, LLC.	0.53%	7.13%	-0.34%	2.08%
Seeks total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Class Sub-Advised by: Aegon Asset Management UK plc (“AAM”)	0.72%	11.26%	8.39%	7.35%
Seeks to provide as high a level of total return as is consistent with prudent investment strategies.	Transamerica Aegon U.S. Government Securities VP - Initial Class(2) Sub-Advised by: Aegon USA Investment Management, LLC	0.59%	5.85%	-1.28%	1.18%

Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Class(3) Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks long-term capital appreciation and capital preservation.	Transamerica BlackRock iShares Edge 40 VP - Initial Class(2) Sub-Advised by: BlackRock Investment Management, LLC	0.46%	11.64%	3.47%	4.9%
Seeks to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Class Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
Seeks long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Class Sub-Advised by: Janus Henderson Investors US	0.84%	8.11%	7.17%	11.14%
Seeks current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.71%	10.63%	2.33%	4.91%
Seeks capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.77%	13.13%	5.83%	8.08%
Seeks capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.72%	11.89%	3.86%	6.33%
Seeks long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP(4) – Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.8%	19.45%	9.16%	11.18%
Seeks current income and preservation of capital.	Transamerica JPMorgan Tactical Allocation VP - Initial Class Sub-Advised by: J.P. Morgan Investment Management Inc.	0.8%	9.1%	2.06%	4.4%
Seeks to maximize long-term growth.	Transamerica Morgan Stanley Capital Growth VP(2) – Initial Class Sub-Advised by: Morgan Stanley Investment Management Inc.	0.68%	20.2%	0.32%	15.16%
Seeks to maximize total return.	Transamerica Small/Mid Cap Value VP – Initial Class Sub-Advised by: Systematic Financial Management L.P. & Thompson, Siegel & Walmsley LLC	0.81%	9.81%	9.56%	9.81%
Seeks growth from capital appreciation.	Transamerica TSW Mid Cap Value Opportunities VP** - Initial Class Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.76%	9.56%	9.32%	8.64%
Seeks to maximize long-term growth.	Transamerica WMC US Growth VP – Initial Class Sub-Advised by: Wellington Management Company, LLP	0.89%	17.47%	12.05%	16.13%

(1)
You should work with your investment professional to decide which Subaccount(s) may be appropriate for you based on a thorough analysis of your particular insurance needs; financial objectives; investment goals; time horizons; and risk tolerance.

(2)
This portfolio is subject to an expense reimbursement or fee waiver arrangement. As a result, this portfolio’s annual expenses reflect temporary expense reductions. See the portfolio prospectus for additional information.

(3)
There can be no assurance any money market portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccounts may become extremely low and possibly negative.

(4)	Effective on or about November 1, 2025, Transamerica JPMorgan Asset Allocation – Growth VP was renamed Transamerica JPMorgan Diversified Equity Allocation VP.
*	The Fidelity VIP Contrafund® Portfolio and the Fidelity VIP Equity Income Portfolio are no longer available for new investment.
**	TSW Mid Cap Value Opportunities VP does not accept new investments from current or prospective investors.
Note	All Underlying Fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2009, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at 800-852-4678 or write us at:

Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499

Reports and other information about the Separate Account are available on the SEC’s website at sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System 333-153764

EDGAR Contract Identifier C000071795